

Computershare

RECEIVED

2004 JUN -9 A 8:39

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-1351

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888   Canada
Facsimile 514-982-7635   Australia
www.computershare.com   Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

May 26, 2004

Y/Ref.: 9969-5

BY COURIER

04030910

PROCESSED

JUN 22 2004

THOMSON
FINANCIAL

SUPPL

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We hereby confirm that on May 21, 2004, we sent by prepaid mail to all registered and non-registered shareholders of the subject Company, whose names appear on a Supplemental Mailing List, as defined in the Canadian Securities Administrators' National Instrument 54-101 a copy of the Interim Report for the nine months ended March 31st, 2004 a copy of which is enclosed.

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Laura Mastrogiuseppe

LM/gp

Encl.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.
       Mr. Gordon Levine, Kugler Kandestin & Associates